CHELSEA PROPERTY GROUP

CPG PARTNERS, L.P.

105 Eisenhower Parkway

Roseland, New Jersey  07068

March 23, 2006

Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:          Chelsea Property Group, Inc. and CPG Partners, L.P.

Request for Withdrawal of Post-Effective Amendment

No. 1 to Registration Statement on Form S-3

Filed March 15, 2006

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Chelsea Property Group, Inc. and CPG Partners, L.P. (collectively, the “Registrants”) hereby request the immediate withdrawal of their Post-Effective Amendment No. 1 (the “Amendment”) to the Registrants’ Registration Statement on Form S-3 (File Nos. 333-100142 and 333-100142-01) (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission on September 27, 2002.

The Registrants request the withdrawal of the Amendment because the Amendment incorrectly tagged the SEC File Numbers for the Registration Statement.  The Amendment was filed to deregister the remaining unsold securities under the Registration Statement.  No securities have been sold in connection with the Amendment.  The Registrants will file on the date hereof a corrective post-effective amendment which properly identifies the SEC File Numbers of the Registration Statement.

If you have any questions or require additional information, please contact our legal counsel, David C. Worrell of Baker & Daniels LLP, at (317) 569-4882.

Sincerely,

/s/ Michael J. Clarke
Michael J. Clarke
President and Chief Financial Officer Chelsea Property Group

cc:	Steven Broadwater
David Worrell